Exhibit 99.1

Overseas Regulatory Announcement –
Update on Transaction

HUTCHMED (China) Limited (“HUTCHMED”) notes the below text, which is from an announcement released to the Stock Exchange of Hong Kong Limited on March 2, 2025 pursuant to Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The announcement provides an update on the proposed divestment of HUTCHMED’s 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) as described in the RNS announcements dated January 2, 2025. As previously announced, the transaction includes the proposed disposal of shares representing a 35% equity interest in SHPL to GP Health Service Capital Co., Ltd (“GP Health Service Capital”), which in turn has the right to designate (i) a party to purchase no more than 10% equity interest in SHPL, and (ii) a fund established by GP Health Service Capital as manager and one of the general partners to purchase the remaining shares.

The below text describes the investment funds that have been designated by GP Health Service Capital, and provides an update on the date when the Extraordinary General Meeting Circular is expected to be dispatched to shareholders.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)

MAJOR TRANSACTION

IN RELATION TO

THE DISPOSAL OF 45% EQUITY INTEREST IN

SHANGHAI HUTCHISON PHARMACEUTICALS LIMITED

DESIGNATION OF PURCHASERS

Reference is made to the announcement of HUTCHMED (China) Limited (the “Company”) dated January 1, 2025 (the “Announcement”) in relation to the proposed disposal of the GP Health Sale Shares (representing 35% equity interest in SHPL) to GP Health Service Capital pursuant to the GP Health SPA and the proposed disposal of the Shanghai Pharma Sale Shares (representing 10% equity interest in SHPL) to Shanghai Pharma pursuant to the Shanghai Pharma SPA. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, on December 31, 2024, the Seller (a wholly-owned subsidiary of the Company) entered into:

(i)the GP Health SPA with GP Health Service Capital relating to the disposal by the Seller of the GP Health Sale Shares, representing 35% equity interest in SHPL; and

(ii)the Shanghai Pharma SPA with Shanghai Pharma relating to the disposal by the Seller of the Shanghai Pharma Sale Shares, representing 10% equity interest in SHPL.

Pursuant to the GP Health SPA, subject to the prior written consent by the Seller, GP Health Service Capital has the right to designate (i) a designated party to purchase no more than 10% equity interest in SHPL from the GP Health Sale Shares (i.e. the Designated Purchaser upon designation), and (ii) a fund established by GP Health Service Capital as manager and one of the general partners to purchase the remaining GP Health Sale Shares (i.e. the GP Purchaser Fund upon designation), subject to various conditions as disclosed in the Announcement.

On February 28, 2025, pursuant to the GP Health SPA, GP Health Service Capital designated GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership)* (上海金浦志誠私募投資基金合夥企業(有限合夥)) (as the GP Purchaser Fund) and Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership)* (上海金浦志佰合企業管理合夥企業(有限合夥)) (as the Designated Purchaser) to purchase 25.1247% and 9.8753% equity interest in SHPL, respectively, together representing all of the GP Health Sale Shares.

In connection with such designation, the Seller entered into:

(i)	the GP Purchaser Fund SPA with the GP Purchaser Fund in relation to the sale and purchase of the GP Purchaser Fund Sale Shares, representing 25.1247% equity interest in SHPL;

(ii)	the GP Health Agreement 1 with GP Health Service Capital in connection with the sale and purchase of the GP Purchaser Fund Sale Shares pursuant to the GP Purchaser Fund SPA;

(iii)	the Designated Purchaser SPA with the Designated Purchaser in relation to the sale and purchase of the Designated Purchaser Sale Shares, representing 9.8753% equity interest in SHPL;

(iv)	the GP Health Agreement 2 with GP Health Service Capital in connection with the sale and purchase of the Designated Purchaser Sale Shares pursuant to the Designated Purchaser SPA;

(v)	the GP Health Supplemental SPA with GP Health Service Capital in relation to the termination of the GP Health SPA; and

(vi)	the Shanghai Pharma Supplemental SPA with Shanghai Pharma in relation to consequential amendments to the Shanghai Pharma SPA.

1.THE GP PURCHASER FUND SPA

Pursuant to the GP Health SPA, the Seller and GP Purchaser Fund entered into the GP Purchaser Fund SPA in relation to the sale and purchase of the GP Purchaser Fund Sale Shares, representing 25.1247% of the equity interest in SHPL. The terms of the GP Purchaser Fund SPA are substantially the same as the terms of the GP Health SPA (save for the right to designate other purchasers as described in the Announcement).

The principal terms of the GP Purchaser Fund SPA are set out below:

Date

February 28, 2025

Parties

(i)the Seller (as seller); and

(ii)GP Purchaser Fund (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, GP Purchaser Fund and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and GP Purchaser Fund agreed to purchase, the GP Purchaser Fund Sale Shares, representing 25.1247% equity interest in SHPL.

Consideration

The aggregate purchase price for the GP Purchaser Fund Sale Shares is RMB2,500,000,000 (approximately US$339.7 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by GP Purchaser Fund to an escrow account on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by GP Purchaser Fund will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined by the Group after arm’s length negotiations between the Seller and GP Purchaser Fund with reference to the purchase price of the GP Health Sale Shares under the GP Health SPA and the proportion of SHPL’s consolidated net profit for the year ended December 31, 2023 (in its functional currency) attributable to the GP Purchaser Fund Sale Shares multiplied by the agreed multiple of 15 times (which was determined by reference to the trading multiples of twenty comparable businesses principally engaged in the development, manufacturing and sale of pharmaceutical and healthcare products in the PRC, assumptions on SHPL’s future growth prospects and financial performance and the commercial negotiations between the parties) and translated into US dollars.

Profit Compensation

(i)Interim Profit Compensation

In the event that the actual net profit of SHPL for any year during the Profit Guarantee Period of the year ended December 31, 2024 and the years ending December 31, 2025, 2026 and 2027 (the “Actual Net Profit”) is lower than the guaranteed net profit for the year of RMB663.0 million, RMB696.5 million, RMB731.0 million and RMB767.5 million respectively (the “Guaranteed Net Profit”), within 30 Business Days from the date when the annual audit report of SHPL for the respective year is issued, the Seller is required to provide interim profit compensation to GP Purchaser Fund (the “GP Purchaser Fund Interim Profit Compensation”) in cash, in the amount calculated as follows:

A x (B - C)

in which “A” refers to the equity interest purchased by GP Purchaser Fund pursuant to the GP Purchaser Fund SPA, “B” refers to the Guaranteed Net Profit for the year, and “C” refers to the Actual Net Profit for the year.

(ii)Cumulative Profit Compensation

In the event that the actual cumulative net profit of SHPL for the Profit Guarantee Period (the “Actual Cumulative Net Profit”) is lower than the guaranteed cumulative net profit of RMB2,858 million (the “Guaranteed Cumulative Net Profit”), within 30 Business Days from the date when the annual audit report for the year ending December 31, 2027 of SHPL is issued, the Seller is required to provide cumulative profit compensation to GP Purchaser Fund (the “GP Purchaser Fund Cumulative Profit Compensation”), which may be settled in cash or in the form of equity interests in SHPL.

If the Seller settles the GP Purchaser Fund Cumulative Profit Compensation in cash, the amount will be calculated as follows:

A x (B / C -1) - D

in which “A” refers to the aggregate purchase price paid by GP Purchaser Fund (i.e. RMB2,500,000,000), “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit and “D” refers to any GP Purchaser Fund Interim Profit Compensation already paid.

The Seller and GP Purchaser Fund will further agree in writing in respect of any settlement of GP Purchaser Fund Cumulative Profit Compensation in the form of the transfer of equity interests in SHPL (or any other forms).

If the Seller and GP Purchaser Fund agree on the settlement of the GP Purchaser Fund Cumulative Profit Compensation amount in the form of the transfer of equity interests in SHPL, the equity interest percentage to be transferred by the Seller to GP Purchaser Fund will be calculated as follows:

A x (B / C -1) x (1 - D / E)

in which “A” refers to the equity interest purchased by GP Purchaser Fund pursuant to the GP Purchaser Fund SPA, “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit, “D” refers to any GP Purchaser Fund Interim Profit Compensation already paid and any GP Purchaser Fund Cumulative Profit Compensation already settled in cash, and “E” refers to the amount of GP Purchaser Fund Cumulative Profit Compensation to be settled in cash before deduction of any GP Purchaser Fund Interim Profit Compensation already paid. As any settlement of the GP Purchaser Fund Cumulative Profit Compensation in the form of a transfer of equity interests in SHPL is subject to agreement by the Seller, the equity interests to be transferred for any such settlement will not exceed the equity interests held by the Seller at the relevant time. The Company will comply with the applicable requirements of the Listing Rules and the AIM Rules for Companies at the relevant time with respect to any such transfer.

The Guaranteed Net Profit was determined based on an assumption of approximately 5% growth in the net profit of SHPL compared to the previous year for the years ending December 31, 2025, 2026 and 2027. The Guaranteed Cumulative Net Profit is the sum of the Guaranteed Net Profit for each of the years ended/ending December 31, 2024, 2025, 2026 and 2027.

The Seller shall provide the GP Purchaser Fund Interim Profit Compensation and/or the GP Purchaser Fund Cumulative Profit Compensation to GP Purchaser Fund within 30 Business Days from the determination of the GP Purchaser Fund Interim Profit Compensation and/or the GP Purchaser Fund Cumulative Profit Compensation, except that if internal procedures including obtaining necessary shareholders’ approval are required then the time required for such procedures will not count towards the 30 Business Days, but in any event the compensation shall be paid no later than 45 Business Days from the determination of the GP Purchaser Fund Interim Profit Compensation and/or the GP Purchaser Fund Cumulative Profit Compensation or such date as mutually agreed by the Seller and GP Purchaser Fund.

Any GP Purchaser Fund Interim Profit Compensation and/or GP Purchaser Fund Cumulative Profit Compensation payable by the Seller during the Profit Guarantee Period will first be offset against the Seller’s portion of the undistributed profit or loss of SHPL prior to Closing. Please refer to “– Pre-Closing Profit or Loss Allocation” below for further details.

The aggregate cash-equivalent amount of the GP Purchaser Fund Interim Profit Compensation and the GP Purchaser Fund Cumulative Profit Compensation payable to GP Purchaser Fund will not exceed RMB500 million.

Operation and Management of SHPL during the Transition Period

The Seller and GP Purchaser Fund have agreed that during the Transition Period, the Seller has the right to recommend the general manager of SHPL (who is the core management personnel responsible for all production operation and management activities of SHPL) for nomination by Shanghai Pharma and appointment by the board of directors of SHPL. In addition, the board of directors of SHPL has approved the financial budget for the year ending December 31, 2025 and the principles of the financial budget for the years ending December 31, 2026 and 2027, including the targets for net profit of SHPL which are no less than the Guaranteed Net Profit.

Distribution of Retained Earnings of SHPL

On the date of Closing, the shareholders of SHPL will approve the distribution of retained earnings as of October 31, 2024 of SHPL in the following manner:

(i)on the date of Closing, retained earnings in the amount of RMB414 million will be declared and become the entitlement of the existing shareholders of SHPL, being the Seller and Shanghai TCM, in proportion to their respective shareholding percentage in SHPL before Closing (the “Attributed Retained Earnings”); and

(ii)on the date of Closing, the remaining undistributed retained earnings in the amount of RMB423 million will be declared and become the entitlement of the then shareholders of SHPL immediately after Closing in proportion to their respective shareholding percentage in SHPL, and will be distributed to the then shareholders of SHPL no later than September 30, 2025.

Pre-Closing Profit or Loss Allocation

On the date of Closing, the shareholders of SHPL will approve the allocation of profits or losses prior to Closing in the following manner:

(i)the profits or losses generated by SHPL during the period between November 1, 2024 and the earlier of (a) the date of Closing and (b) March 31, 2025 will be declared and become the entitlement of the existing shareholders of SHPL, being the Seller and Shanghai TCM, in proportion to their respective shareholding percentage in SHPL before Closing; and

(ii)the profits or losses generated by SHPL during the period between April 1, 2025 and the date of Closing (if any) will be declared and become the entitlement of the then shareholders of SHPL immediately after Closing in proportion to their respective shareholding percentage in SHPL

(collectively, the “Attributed Profit or Loss”).

Adjustable Retained Dividends

RMB226,122,343 of the Seller’s portion of the Attributed Retained Earnings and the Attributed Profit or Loss will be retained by SHPL as adjustable retained dividends (the “GP Purchaser Fund Seller’s Adjustable Retained Dividends”). If the Seller is required to provide any GP Purchaser Fund Interim Profit Compensation or GP Purchaser Fund Cumulative Profit Compensation during the Profit Guarantee Period, the amount equivalent to the GP Purchaser Fund Interim Profit Compensation or GP Purchaser Fund Cumulative Profit Compensation payable will be deducted from the GP Purchaser Fund Seller’s Adjustable Retained Dividends and be distributed to GP Purchaser Fund instead.

After the Profit Guarantee Period and the due settlement of any GP Purchaser Fund Interim Profit Compensation or GP Purchaser Fund Cumulative Profit Compensation by the Seller, the GP Purchaser Fund Seller’s Adjustable Retained Dividends (subject to any adjustment referred to above) will be distributed to the Seller by no later than December 31, 2028.

Board Composition of SHPL

Following Closing, the board of directors of SHPL will consist of seven directors, of which (i) Shanghai Pharma and Shanghai TCM collectively have the right to nominate four directors, (ii) GP Purchaser Fund has the right to nominate two directors, and (iii) the Seller has the right to nominate one director.

Conditions

(1)Conditions to obligations of both the Seller and GP Purchaser Fund

The obligations of both the Seller and GP Purchaser Fund under the GP Purchaser Fund SPA are conditional upon (i) the simultaneous Closing of the Shanghai Pharma SPA and the Designated Purchaser SPA, (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the GP Purchaser Fund SPA, and (iii) GP Purchaser Fund having obtained the necessary government approvals and completed the necessary governmental registrations.

As of the date of this announcement, the Company has obtained all necessary internal approvals with respect to the GP Purchaser Fund SPA.

(2)Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the GP Purchaser Fund SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) GP Purchaser Fund having obtained antitrust approvals, if applicable, (ii) GP Purchaser Fund having obtained all necessary internal approvals, (iii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iv) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (v) GP Purchaser Fund having demonstrated it has sufficient funds to settle the purchase price and complete the transaction. GP Purchaser Fund undertook to use its best endeavors to satisfy such conditions as soon as possible after the date of the GP Purchaser Fund SPA.

(3)Conditions to GP Purchaser Fund’s obligation to purchase

GP Purchaser Fund’s obligation to purchase under the GP Purchaser Fund SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, (ii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

As of the date of this announcement, condition (i) has been satisfied.

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), GP Purchaser Fund will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities.

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the Seller and GP Purchaser Fund.

Termination

The Seller and GP Purchaser Fund both have the right to terminate the GP Purchaser Fund SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused by or resulted from the failure of such party to perform any obligation under the GP Purchaser Fund SPA and not within the control of such party.

The Seller is entitled to unilaterally terminate the GP Purchaser Fund SPA prior to Closing by written notice to GP Purchaser Fund in the event that GP Purchaser Fund fails to pay the purchase price for GP Purchaser Fund Sale Shares or settle the payment of withholding taxes in accordance with the GP Purchaser Fund SPA and fails to remedy such failure. The Seller and GP Purchaser Fund are also entitled to unilaterally terminate the GP Purchaser Fund SPA if the other party materially breaches its warranties or other covenants or obligations under the GP Purchaser Fund SPA and fails to remedy such breach.

2.THE GP HEALTH AGREEMENT 1

On February 28, 2025, the Seller and GP Health Service Capital entered into the GP Health Agreement 1 in connection with the sale and purchase of the GP Purchaser Fund Sale Shares pursuant to the GP Purchaser Fund SPA.

The Seller and GP Health Service Capital agreed that:

(1)GP Health Service Capital will (i) complete the industrial and commercial registration with the relevant regulatory authorities in relation to GP Purchaser Fund’s committed registered capital reaching the amount of RMB2,501,100,000, which GP Health Service Capital expects to be completed on or before March 31, 2025 (or such other date as mutually agreed between the parties), and (ii) provide the Seller with information on the capital contributions of GP Purchaser Fund, including the list of partners and the capital contribution amount, proportions and methods;

(2)after the completion of industrial and commercial registration in relation to GP Purchaser Fund’s registered capital amount and the provision of information to the Seller as described in (1) above, GP Health Service Capital will procure GP Purchaser Fund purchases the GP Purchaser Fund Sale Shares in accordance with the GP Purchaser Fund SPA;

(3)unless agreed by the Seller in writing, GP Health Service Capital and GP Purchaser Fund will not further transfer to any other party their rights and obligations under the GP Health Agreement 1 and the GP Purchaser Fund SPA; and

(4)GP Health Service Capital will ensure GP Purchaser Fund to agree with necessary amendments or termination of the GP Purchaser Fund SPA according to agreed transaction arrangements.

3.THE DESIGNATED PURCHASER SPA

Pursuant to the GP Health SPA, the Seller and the Designated Purchaser entered into the Designated Purchaser SPA in relation to the sale and purchase of the Designated Purchaser Sale Shares, representing 9.8753% of the equity interest in SHPL. The terms of the Designated Purchaser SPA are substantially the same as the terms of the GP Health SPA (save for the right to designate other purchasers as described in the Announcement).

The principal terms of the Designated Purchaser SPA are set out below:

Date

February 28, 2025

Parties

(i)the Seller (as seller); and

(ii)the Designated Purchaser (as purchaser).

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Designated Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Subject Matter

The Seller agreed to sell, and the Designated Purchaser agreed to purchase, the Designated Purchaser Sale Shares, representing 9.8753% equity interest in SHPL.

Consideration

The aggregate purchase price for the Designated Purchaser Sale Shares is RMB982,627,982 (approximately US$133.5 million). The aggregate purchase price (after deducting withholding tax) is payable in cash by the Designated Purchaser to an escrow account on the date of Closing. Upon the obtaining of all necessary approvals from relevant government authorities after the date of Closing, the aggregate purchase price (after deducting withholding tax) paid by the Designated Purchaser will be released for remittance to an offshore bank account designated by the Seller.

The purchase price was determined by the Group after arm’s length negotiations between the Seller and the Designated Purchaser with reference to the purchase price of the GP Health Sale Shares under the GP Health SPA and the proportion of SHPL’s consolidated net profit for the year ended December 31, 2023 (in its functional currency) attributable to the Designated Purchaser Sale Shares multiplied by the agreed multiple of 15 times (which was determined by reference to the trading multiples of twenty comparable businesses principally engaged in the development, manufacturing and sale of pharmaceutical and healthcare products in the PRC, assumptions on SHPL’s future growth prospects and financial performance and the commercial negotiations between the parties) and translated into US dollars.

Profit Compensation

(i)Interim Profit Compensation

In the event that the Actual Net Profit of SHPL for any year during the Profit Guarantee Period is lower than the Guaranteed Net Profit for the year, within 30 Business Days from the date when the annual audit report of SHPL for the respective year is issued, the Seller is required to provide interim profit compensation to the Designated Purchaser (the “Designated Purchaser Interim Profit Compensation”) in cash, in the amount calculated as follows:

A x (B - C)

in which “A” refers to the equity interest purchased by the Designated Purchaser pursuant to the Designated Purchaser SPA, “B” refers to the Guaranteed Net Profit for the year, and “C” refers to the Actual Net Profit for the year.

(ii)Cumulative Profit Compensation

In the event that the Actual Cumulative Net Profit of SHPL for the Profit Guarantee Period is lower than the Guaranteed Cumulative Net Profit, within 30 Business Days from the date when the annual audit report for the year ending December 31, 2027 of SHPL is issued, the Seller is required to provide cumulative profit compensation to the Designated Purchaser (the “Designated Purchaser Cumulative Profit Compensation”), which may be settled in cash or in the form of equity interests in SHPL.

If the Seller settles the Designated Purchaser Cumulative Profit Compensation in cash, the amount will be calculated as follows:

A x (B / C -1) - D

in which “A” refers to the aggregate purchase price paid by the Designated Purchaser (i.e. RMB982,627,982), “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit and “D” refers to any Designated Purchaser Interim Profit Compensation already paid.

The Seller and the Designated Purchaser will further agree in writing in respect of any settlement of Designated Purchaser Cumulative Profit Compensation in the form of the transfer of equity interests in SHPL (or any other forms).

If the Seller and the Designated Purchaser agree on the settlement of the Designated Purchaser Cumulative Profit Compensation amount in the form of the transfer of equity interests in SHPL, the equity interest percentage to be transferred by the Seller to the Designated Purchaser will be calculated as follows:

A x (B / C -1) x (1 - D / E)

in which “A” refers to the equity interest purchased by the Designated Purchaser pursuant to the Designated Purchaser SPA, “B” refers to the Guaranteed Cumulative Net Profit, “C” refers to the Actual Cumulative Net Profit, “D” refers to any Designated Purchaser Interim Profit Compensation already paid and any Designated Purchaser Cumulative Profit Compensation already settled in cash, and “E” refers to the amount of Designated Purchaser Cumulative Profit Compensation to be settled in cash before deduction of any Designated Purchaser Interim Profit Compensation already paid. As any settlement of the Designated Purchaser Cumulative Profit Compensation in the form of a transfer of equity interests in SHPL is subject to agreement by the Seller, the equity interests to be transferred for any such settlement will not exceed the equity interests held by the Seller at the relevant time. The Company will comply with the applicable requirements of the Listing Rules and the AIM Rules for Companies at the relevant time with respect to any such transfer.

The Guaranteed Net Profit was determined based on an assumption of approximately 5% growth in the net profit of SHPL compared to the previous year for the years ending December 31, 2025, 2026 and 2027. The Guaranteed Cumulative Net Profit is the sum of the Guaranteed Net Profit for each of the years ended/ending December 31, 2024, 2025, 2026 and 2027.

The Seller shall provide the Designated Purchaser Interim Profit Compensation and/or the Designated Purchaser Cumulative Profit Compensation to the Designated Purchaser within 30 Business Days from the determination of the Designated Purchaser Interim Profit Compensation and/or the Designated Purchaser Cumulative Profit Compensation, except that if internal procedures including obtaining necessary shareholders’ approval are required then the time required for such procedures will not count towards the 30 Business Days, but in any event the compensation shall be paid no later than 45 Business Days from the determination of the Designated Purchaser Interim Profit Compensation and/or the Designated Purchaser Cumulative Profit Compensation or such date as mutually agreed by the Seller and the Designated Purchaser.

Any Designated Purchaser Interim Profit Compensation and/or Designated Purchaser Cumulative Profit Compensation payable by the Seller during the Profit Guarantee Period will first be offset against the Seller’s portion of the undistributed profit or loss of SHPL prior to Closing. Please refer to “– Pre-Closing Profit or Loss Allocation” below for further details.

The aggregate cash-equivalent amount of the Designated Purchaser Interim Profit Compensation and the Designated Purchaser Cumulative Profit Compensation payable to the Designated Purchaser will not exceed RMB196 million.

Operation and Management of SHPL during the Transition Period

The Seller and the Designated Purchaser agreed on the same arrangements concerning the operation and management of SHPL during the Transition Period under the GP Purchaser Fund SPA. Please refer to the section headed “2. The GP Purchaser Fund SPA – Operation and Management of SHPL during the Transition Period” above for details.

Distribution of Retained Earnings of SHPL

The Seller and the Designated Purchaser agreed on the same arrangements concerning the distribution of retained earnings as of October 31, 2024 of SHPL under the GP Purchaser Fund SPA. Please refer to the section headed “2. The GP Purchaser Fund SPA – Distribution of Retained Earnings of SHPL” above for details.

Pre-Closing Profit or Loss Allocation

The Seller and the Designated Purchaser agreed on the same arrangements concerning the allocation of profits or losses generated by SHPL prior to Closing under the GP Purchaser Fund SPA. Please refer to the section headed “2. The GP Purchaser Fund SPA – Pre-Closing Profit or Loss Allocation” above for details.

Adjustable Retained Dividends

The Seller and the Designated Purchaser agreed on the same arrangements concerning the retention of the Seller’s portion of the Attributed Retained Earnings and the Attributed Profit or Loss as adjustable retained dividends under the GP Purchaser Fund SPA, except (i) the agreed amount to be retained is RMB88,877,657 (the “Designated Purchaser Seller’s Adjustable Retained Dividends”), and (ii) if the Seller is required to provide any Designated Purchaser Interim Profit Compensation or Designated Purchaser Cumulative Profit Compensation to the Designated Purchaser during the Profit Guarantee Period, the amount equivalent to the Designated Purchaser Interim Profit Compensation or Designated Purchaser Cumulative Profit Compensation payable will be deducted from the Designated Purchaser Seller’s Adjustable Retained Dividends and be distributed to the Designated Purchaser instead. Please refer to the section headed “2. The GP Purchaser Fund SPA – Adjustable Retained Dividends” above for details.

Board Composition of SHPL

Following Closing, the board of directors of SHPL will consist of seven directors, of which (i) Shanghai Pharma and Shanghai TCM collectively have the right to nominate four directors, (ii) GP Purchaser Fund has the right to nominate two directors, and (iii) the Seller has the right to nominate one director.

Conditions

(1)Conditions to obligations of both the Seller and the Designated Purchaser

The obligations of both the Seller and the Designated Purchaser under the Designated Purchaser SPA are conditional upon (i) the simultaneous Closing of the Shanghai Pharma SPA and the GP Purchaser Fund SPA, and (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the Designated Purchaser SPA.

As of the date of this announcement, the Company has obtained all necessary internal approvals with respect to the Designated Purchaser SPA.

(2)Conditions to the Seller’s obligation to sell

The Seller’s obligation to sell under the Designated Purchaser SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the obtaining of the necessary government approvals (including, if applicable, antitrust approvals) and the completion of the necessary governmental registration by the Designated Purchaser, (ii) the Designated Purchaser having obtained all necessary internal approvals (including approval from its investment committee) and having provided its duly executed partnership agreement to the Seller, (iii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iv) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (v) the limited partner of the Designated Purchaser having provided capital injection in the amount of not less than RMB982,627,982 to the Designated Purchaser and the Designated Purchaser having demonstrated it has sufficient funds to settle the purchase price and complete the transaction. The Designated Purchaser undertook to use its best endeavors to satisfy such conditions as soon as possible after the date of the Designated Purchaser SPA.

(3)Conditions to the Designated Purchaser’s obligation to purchase

The Designated Purchaser’s obligation to purchase under the Designated Purchaser SPA is also conditional on the satisfaction or waiver (as applicable) of certain conditions, including (i) the Seller having obtained all necessary internal approvals, (ii) the agreement among the then shareholders of SHPL immediately after Closing on arrangements concerning SHPL such as corporate governance, business development and shareholders’ rights during the Transition Period, (iii) the agreement among the then shareholders of SHPL immediately after Closing on the distribution of retained earnings as of October 31, 2024 of SHPL and the allocation of profits or losses generated by SHPL prior to Closing, and (iv) there being no occurrence of events that could have any material adverse impact on SHPL and its development prospects.

As of the date of this announcement, condition (i) has been satisfied.

Closing

Within two Business Days after the satisfaction or waiver (as applicable) of the conditions (other than conditions which can only be satisfied at Closing by nature), the Designated Purchaser will initiate, and complete on a best effort basis, the declaration of withholding taxes to the relevant tax authorities.

Closing will take place (i) on the third Business Day after the issuance of certificate for withholding taxes by the relevant tax authorities; or (ii) such other date as may be agreed by the Seller and the Designated Purchaser.

Termination

The Seller and the Designated Purchaser both have the right to terminate the Designated Purchaser SPA if any of the conditions are not satisfied or waived (as applicable) by the Longstop Date, provided that the failure to satisfy such condition is not caused by or resulted from the failure of such party to perform any obligation under the Designated Purchaser SPA and not within the control of such party.

The Seller is entitled to unilaterally terminate the Designated Purchaser SPA prior to Closing by written notice to the Designated Purchaser in the event that the Designated Purchaser fails to pay the purchase price for the Designated Purchaser Sale Shares or settle the payment of withholding taxes in accordance with the Designated Purchaser SPA and fails to remedy such failure. The Seller and the Designated Purchaser are also entitled to unilaterally terminate the Designated Purchaser SPA if the other party materially breaches its warranties or other covenants or obligations under the Designated Purchaser SPA and fails to remedy such breach.

4.THE GP HEALTH AGREEMENT 2

On February 28, 2025, the Seller and GP Health Service Capital entered into the GP Health Agreement 2 in connection with the sale and purchase of the Designated Purchaser Sale Shares pursuant to the Designated Purchaser SPA.

The Seller and GP Health Service Capital agreed that:

(1)GP Health Service Capital will complete the capital contribution of the Designated Purchaser, and will on a best efforts basis complete the registration of the capital contribution by March 31, 2025;

(2)Prior to the Closing, if there is any breach of the provisions of the Designated Purchaser SPA by the Designated Purchaser or other circumstances (including a failure to complete the Designated Purchaser’s capital contribution according to (1) above) resulting in the Designated Purchaser not being able to purchase all or part of the Designated Purchaser Sale Shares in accordance with the Designated Purchaser SPA, GP Health Service Capital will, or will procure a fund established by GP Health Service Capital as manager and one of the general partners (such fund or GP Health Service Capital, the “GP Transferee”, which shall be, and its ultimate beneficial owners shall be, third parties independent of the Company and its connected persons) to, pay the shortfall in the purchase price of RMB982,627,982 not satisfied by the Designated Purchaser and purchase all of the Designated Purchaser Sale Shares by itself or together with the Designated Purchaser before the Longstop Date.

In such case, (i) the relevant parties will enter into a share purchase agreement on substantially the same terms as the Designated Purchaser SPA with the GP Transferee, and the GP Transferee will assume the rights and obligations of the Designated Purchaser under the Designated Purchaser SPA corresponding to the proportionate equity interest in SHPL it will purchase, (ii) GP Health Service Capital and the GP Transferee will not further transfer to any other party their rights and obligations under the Designated Purchaser SPA and the share purchase agreement to be entered into, and (iii) the Designated Purchaser SPA will be amended or terminated accordingly.

The Company will comply with the applicable requirements of the Listing Rules and the AIM Rules for Companies in relation to any new share purchase agreement.

5.THE GP HEALTH SUPPLEMENTAL SPA

On February 28, 2025, the Seller and GP Health Service Capital entered into the GP Health Supplemental SPA, pursuant to which the GP Health SPA was terminated effective as of the date of the GP Health Supplemental SPA, save for certain surviving administrative provisions as set out in the termination clause under the GP Health SPA. The Seller and GP Health Service Capital also agreed that:

(i)there is no breach of the GP Health SPA by either party and there are no known disputes regarding the performance of obligations under the GP Health SPA and the execution of the GP Health Supplemental SPA; and

(ii)upon the termination of the GP Health SPA, GP Health Service Capital may not in any manner require the Seller to assume any obligations or initiate any legal proceedings against the Seller based on the GP Health SPA.

6.THE SHANGHAI PHARMA SUPPLEMENTAL SPA

In connection with the designation by GP Health Service Capital of the GP Purchaser Fund and the Designated Purchaser to purchase 25.1247% and 9.8753% equity interest in SHPL respectively, pursuant to the GP Health SPA on February 28, 2025, the Seller and Shanghai Pharma entered into the Shanghai Pharma Supplemental SPA in relation to consequential amendments to the Shanghai Pharma SPA, including:

(i)The conditions to obligations of both the Seller and Shanghai Pharma are amended as follows:

The obligations of both the Seller and Shanghai Pharma under the Shanghai Pharma SPA are conditional upon (i) the simultaneous Closing of the GP Purchaser Fund SPA and the Designated Purchaser SPA, (ii) the Company having obtained all necessary internal approvals and shareholders’ approval with respect to the Shanghai Pharma SPA, and (iii) Shanghai Pharma having obtained the necessary government approvals (including antitrust approvals) and completed the necessary governmental registrations.

(ii)The composition of the board of directors of SHPL are amended as follows:

The board of directors of SHPL consists of seven directors, of which (i) Shanghai Pharma and Shanghai TCM collectively have the right to nominate four directors, (ii) GP Purchaser Fund has the right to nominate two directors, and (iii) the Seller has the right to nominate one director.

Save for the foregoing, the other terms of the Shanghai Pharma SPA remain unchanged and the Shanghai Pharma SPA (as amended pursuant to the Shanghai Pharma Supplemental SPA) will continue to have full force and effect.

7.INFORMATION ON THE PARTIES

(1)GP Purchaser Fund

The GP Purchaser Fund is a limited partnership investment fund established under the laws of the PRC by GP Health Service Capital as manager and a general partner.

(2)Designated Purchaser

The Designated Purchaser is a limited partnership established under the laws of the PRC by GP Health Service Capital as a general partner.

8.REASONS FOR, AND BENEFITS OF, THE PROPOSED DISPOSAL

As disclosed in the Announcement, the Company intends to use the proceeds from the Proposed Disposal to further develop its internal pipeline and drive its core business strategy forward.

The Company will reinvest the proceeds from the Proposed Disposal into its operations in China, where it has established a strong presence over the past two decades. This divestment will facilitate the allocation of resources that can be redirected towards the Company’s innovative initiatives in China, specifically aimed at enhancing its research and development capabilities as well as expanding its manufacturing and commercialization infrastructure. This strategic focus will better position the Company to capitalize on its future growth opportunities.

Resources will be committed to advancing the Company’s internal pipeline and driving its core innovation business. This initiative includes the development of its next-generation antibody-drug conjugate (“ADC”) platform, which leverages the Company's extensive expertise in oncological pathways and its proven track record in small molecule targeted therapeutics. By integrating antibodies with targeted therapies rather than traditional cytotoxins, these antibody-targeted therapy conjugates (“ATTCs”) provide dual mechanisms for targeting specific cells. Utilizing existing capital and the additional proceeds from the Proposed Disposal, the first of these ATTCs is projected to enter clinical trials in the second half of 2025, with more planned for 2026 and beyond.

Plans are also in place to further expand the manufacturing facilities at the Company's flagship plant in Shanghai to include antibody manufacturing capacity, to meet the rising demand for clinical supply and potential commercial-scale manufacturing of drug candidates and products generated from both the new technology platforms and its approved medicines.

As disclosed in the announcement of the Company dated February 28, 2025, the Circular containing, among other things, (i) further details on the terms of the Proposed Disposal; and (ii) other information as required under the Listing Rules together with a notice convening the EGM, will be dispatched to the Shareholders on or before March 31, 2025.

The Proposed Disposal is subject to all of the conditions under the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA) being satisfied (or, if applicable, waived) and therefore may or may not become unconditional. If any of the conditions under the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA) is not satisfied (or, if applicable, waived), the Proposed Disposal will not proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the shares and other securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Designated Purchaser”

Shanghai GP Zhibaihe Enterprise Management Partnership (Limited Partnership)* (上海金浦志佰合企業管理合夥企業(有限合夥)), a limited partnership established under the laws of the PRC by GP Health Service Capital as a general partner

“Designated Purchaser Sale Shares”	shares representing 9.8753% equity interest in SHPL

“Designated Purchaser SPA”	the share purchase agreement dated February 28, 2025 between the Seller and the Designated Purchaser in relation to the sale and purchase of the Designated Purchaser Sale Shares

“Further Agreements”	the GP Purchaser Fund SPA and the Designated Purchaser SPA

“GP Capital”	GP Industrial Investment Fund Management Co., Ltd. (金浦產業投資基金管理有限公司), a company incorporated in the PRC with limited liability

"GP Health Agreement 1”

the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the sale and purchase of the GP Purchaser Fund Sale Shares pursuant to the GP Purchaser Fund SPA

"GP Health Agreement 2”

the agreement dated February 28, 2025 between the Seller and GP Health Service Capital in connection with the sale and purchase of the Designated Purchaser Sale Shares pursuant to the Designated Purchaser SPA

“GP Health Supplemental SPA”	the supplemental agreement to the GP Health SPA dated February 28, 2025 between the Seller and GP Health Service Capital

“GP Purchaser Fund”

GP Zhicheng Private Equity Investment Fund Partnership (Limited Partnership)* (上海金浦志誠私募投資基金合夥企業(有限合夥)), a limited partnership investment fund established under the laws of the PRC by GP Health Service Capital as manager and a general  partner

“GP Purchaser Fund Sale Shares”	shares representing 25.1247% equity interest in SHPL

“GP Purchaser Fund SPA”	the share purchase agreement dated February 28, 2025 between the Seller and GP Purchaser Fund in relation to the sale and purchase of the GP Purchaser Fund Sale Shares

“Proposed Disposal”	the proposed disposal of the Sale Shares pursuant to the Further Agreements and the Shanghai Pharma SPA (as amended by the Shanghai Pharma Supplemental SPA)

“Sale Shares”	shares representing 45% equity interest in SHPL

“Shanghai Pharma Supplemental SPA”	the supplemental agreement to the Shanghai Pharma SPA dated February 28, 2025 between the Seller and Shanghai Pharma

“US$” or “US dollars”	United States dollars, the lawful currency of the United States

* For identification purposes only

For the purpose of this announcement, the conversion of amounts in Renminbi into US dollars has been made at the rate of US$1 to RMB7.36. The amounts in US dollars so converted are stated for reference only and the statement of those amounts should not be construed as a representation that amounts in Renminbi have been, or could be, converted into US dollars at this or any other rate.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

By Order of the Board

Edith Shih
Non-executive Director and Company Secretary

Hong Kong, March 2, 2025

As at the date of this announcement, the Directors of the Company are:

Chief Scientific Officer)
Chairman and Non-executive Director: Dr Dan ELDAR Executive Directors: Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors:

Ms Edith SHIH

Ms Ling YANG

Independent Non-executive Directors:

Mr Paul Rutherford CARTER

(Senior Independent Director)

Dr Renu BHATIA

Dr Chaohong HU

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony